                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                       SECURITIES INVESTMENTS GROUP, INC.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    814341103
                                    ---------
                                 (Cusip Number)

        Mr. Robert Linton, 2050 Maurice River Parkway, Vineland, NJ 08360

                                 With a copy to:

  Ralph V. De Martino, Esq., 1818 N Street NW, Suite 400 Washington, D.C. 20036
  -----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 22, 1997
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Robert Linton (###-##-####) & Phyllis Linton
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             41,985 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         41,985 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .89%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Elbert G. Basolis, Sr.
         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             64,671 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         64,671 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.37%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Rudolph & Gladys Cinotti
         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             44,918 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         44,918 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .95%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Vallee Gugliemi
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             50,000 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         50,000 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.06%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Eric & Liis Hensel
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             12,147 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,147 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .26%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gloria Levari
         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             7,746 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,746 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .16%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Salve Maurizio
         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             27,991 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         27,991 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .59%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         T. Ramachandra and Padmavathia T. Reddy
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             50,000 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         50,000 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.06%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Frank Romano
         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             17,015 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,015 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .36%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lorenzo Romano
         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             17,000 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,000 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .36%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Charles A. Sabino
         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             25,613 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,613 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .54%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         William & Lillian Sikora
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             26,050 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         26,050 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .55%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Francis D. Weeks, Jr.
         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             50,000 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         50,000 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.06%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Linton Group
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [x]
         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                0 SHARES
         NUMBER OF               -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
        BENEFICIALLY            435,136 SHARES
          OWNED BY              ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER
          REPORTING             0 SHARES
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         435,136 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.21%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer
---------------------------

This statement relates to the shares of the Common Stock, $0.10 par value per share (the "Common Stock"), issued by Security Investments Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 817 Landis Avenue, Vineland, New Jersey 08360.

Item 2. Identity and Background
-------------------------------

(a) 1. This statement is filed on behalf of Robert & Phyllis Linton, Charles A. Sabino, Salve Maurizio, Francis Weeks Jr., Frank Romano, William and Lillian Sikora, Gloria Levari, Elbert G. Basolis Sr., T. Ramachandra and Padmavathia Reddy, Vallee Guglielmi, Eric and Liis Hensel, Rudolph and Gladys Cinotti, and Lorenzo Romano. The aforementioned individuals are sometimes collectively referred to herein as the "Linton Group." The Linton Group is filing jointly pursuant to Rule 13d-1(f) of the Securities Act of 1934, as amended (the "Exchange Act").

    2. Pursuant to regulations promulgated under Section 13(d) and Rule 13d-3(a) of the Exchange Act, Mr. Basolis, Sr. may be deemed to be the beneficial owner of an aggregate 64,671 Shares of the Company, as a result of having authority to exercise investment and dispositive discretion with respect to such Shares.

           i) Mr. Basolis, Sr. is the beneficial owner of 294 shares of the Common Stock of the Company.

           ii) In his capacity as a partner of Dennis Associates, Mr. Basolis, Sr. exercises voting, investment and dispositive power with respect to 4,809 shares of the Common Stock of the Company held for the account of the partnership. Information concerning the identity and background of Mr. Alfred Bernadini, a partner in Dennis Associates, and a Power of Attorney granted by Mr. Bernadini, in favor of Mr. Basolis, Sr. is set forth as Exhibit 4, attached hereto and incorporated herein by reference.

           iii) In his capacity as a partner of Thompson Associates, Mr. Basolis, Sr. exercises voting, investment and dispositive power with respect to 4,424 shares of the Common Stock of the Company held for the account of the partnership. Information concerning the identity and background of Kent L. Webster, and Harry A. Skilton, the remaining partners in Thompson Associates, and a Power of Attorney granted by Mr. Webster and Mr. Skilton, in favor of Mr. Basolis, Sr. is set forth as Exhibit 5 and 7, attached hereto and incorporated herein by reference.

           iv) Garrison Enterprise, Inc. is a New Jersey corporation in which Mr. Basolis, Sr. owns a 49% interest. By reason of his controlling interest in and position with Garrison Enterprises, Mr. Basolis, Sr. may be deemed a beneficial owner of the 9,851 shares of the Common Stock of the Company, held for the account of Garrison Enterprises, Inc. The Directors and Executive Officers of Garrison Enterprises, Inc. are set forth on Schedule A, attached hereto.

                  v) In his capacity as Vice President of and by virtue of a 49% ownership interest in Aqua Control Inc., a New Jersey corporation, Mr. Basolis, Sr. exercises voting, investment and dispositive power with respect to 8,114 shares of the Common Stock of the Company held for the account of the corporation. The Directors and Executive Officers of Aqua Control, Inc. are set forth on Schedule B, attached hereto. A Power of Attorney granted by Mr. Basolis, Jr., President of Aqua Control Inc. in favor of Mr. Basolis, Sr. is set forth as Exhibit 10, attached hereto and incorporated herein by reference.

                  vi) Mr. Basolis, Sr. exercises voting, investment and dispositive power with respect to 884 Shares of the Common Stock of the Company held for the account of Harry A. Skilton. Information concerning the identity and background of Mr. Skilton, and a Power of Attorney granted by Mr. Skilton in favor of Mr. Basolis, Sr. is set forth as Exhibit 8, attached hereto and incorporated herein by reference.

                  vii) In his capacity as a partner of Eagle Associates, Mr. Basolis, Sr. exercises voting, investment and dispositive power with respect to 35,283 shares of the Common Stock of the Company held for the account of the partnership. Information concerning the identity and background of Mr. Harry A. Skilton, the partner of Eagle Associates, and a Power of Attorney granted by Mr. Skilton in favor of Mr. Basolis, Sr. is set forth as
                        Exhibit 9, attached hereto and incorporated herein by reference.

                  viii) Mr. Basolis, Sr. exercises voting, investment and
                        dispositive power with respect to 275 shares of the Common Stock of the Company held for the account of Debra Scavelli. Ms. Scavelli is Mr. Basolis, Sr.'s daughter. A Power of Attorney granted by Ms. Scavelli in favor of Mr. Basolis, Sr. is set forth as Exhibit 11, attached hereto and incorporated herein by reference.

                  ix) Mr. Basolis, Sr. exercises voting, investment and dispositive power with respect to 737 shares of the Common Stock of the Company held for the account of Kent
                        L. Webster. Information concerning the identity and background of Mr. Webster, and a Power of Attorney granted by Mr. Webster in favor of Mr. Basolis, Sr. is set forth as Exhibit 6, attached hereto and incorporated herein by reference.


         On September 25, 1996, Mr. Robert Linton and Mr. Charles Sabino filed suit in the Delaware Court of Chancery for declaratory and injunctive relief against the Company's Directors and the Company, derivatively, claiming inter
                                                                        -----
alia that their actions in holding a stockholders' annual meeting and election
----
of Directors on short notice were unlawful. The particulars of the Amended Complaint in that matter, Linton, et al. v. Everett, et al., Civil Action Number
                          ---------------------------------
15219-NC, September 25, 1996, (hereinafter the "Complaint"), and the Final Judgment, Linton, et al. v. Everett, et al., Final Judgment, Civil Action Number
          ---------------------------------
15219-NC, August 29, 1997, (hereinafter the "Final Judgment"), are set out in
Item 4 below and copies of these
documents are attached hereto as Exhibits 2 and 3, respectively. Mr. Linton and Mr. Sabino prevailed in their claims against the Directors. As a result of the suit, the Court of Chancery, among other matters, rescinded the results of the September 17, 1996 stockholders meeting and ordered the Company and Directors to schedule an annual meeting on or after November 20, 1997.

         On October 22, 1997, Mr. Maurizio joined Messrs. Linton and Sabino in negotiations with the Company which, to date, are unresolved. Thereafter Phyllis Linton, Salve Maurizio, Francis Weeks Jr., Frank Romano, William and Lillian Sikora, Gloria Levari, Elbert G. Basolis Sr., T. Ramachandra and Padmavathia Reddy, Vallee Guglielmi, Eric and Liis Hensel, Rudolph and Gladys Cinotti and Lorenzo Romano joined Messrs. Linton and Sabino to nominate and elect an alternate slate of Directors during the court ordered meeting. These individuals entered into the joint agreement that is the basis of this filing on or after October 22, 1997 and hereinafter are referred to collectively as the "Linton Group." The Linton Group appointed Mr. Robert Linton as its representative and as its agent for service of process, or receipt of notices and communications. The Joint Agreement of the Linton Group pursuant to Rule 13d-1(f) of the Exchange Act is set forth on Exhibit 1, attached hereto and incorporated herein by reference. Any disclosures herein with respect to persons other than Linton Group members are made on information and belief after making inquiry to the appropriate party.


         (b) The principal address of the Linton Group is c/o Robert Linton, 2050 Maurice River Parkway, Vineland, NJ 08360. The principal residence or business address of each of the individual Linton Group members is set forth on Schedule C, attached hereto.

         (c) Mr. Linton is a semi-retired appliance technician. The principal occupation or business of each of the remaining members of the Linton Group is set forth on Schedule C hereto.

         (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Linton Group members resides in the United States.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

         The aggregate amount of funds used by the Linton Group to purchase the Common Stock was $1,521,532

         1. Rudolph and Gladys Cinotti purchased their shares of Common Stock with $77,139.03 of their personal funds.

         2. Based upon a market value of $6 7/8 at the time of a majority of purchases, and on information and belief, the 64,671 shares of the Common Stock of the Company of which Mr. Basolis, Sr. may be deemed the beneficial owner were purchased with an aggregate of approximately $380,857.52

               i) Mr. Basolis, Sr. purchased 294 shares of Common Stock of the Company with $2,021.25 of his personal funds.

               ii) Shares of the Common Stock of the Company held for the account of Eagle Associates were purchased with $179,115.00 of its working capital.

               iii) Shares of the Common Stock of the Company held for the account of Thompson Associates were purchased with $30,415.00 of its working capital.

               iv) Shares of the Common Stock of the Company held for the account of Dennis Associates were purchased with $33,061.88 of its working capital.

               v) Shares of the Common Stock of the Company held for the account of Aqua Control, Inc. were purchased with $55,783.75 of its working capital.

               vi) Shares of the Common Stock of the Company held for the account of Garrison Enterprises, Inc. were purchased with $67,725.63 of its working capital.

               vii) Harry A. Skilton purchased his shares of Common Stock with $6,077.50 of his personal funds.

               viii) Kent L. Webster purchased his shares of Common Stock with $5,066.88 of his personal funds.

               ix) Debra Scavelli purchased her shares of Common Stock with $1,890.63 of her personal funds.

         3. Vallee Guglielmi purchased his shares of Common Stock with $47,000.00 of his personal funds.

         4. Eric and Liis Hensel purchased their shares of Common Stock with $75,757.13 of their personal funds.

         5. Gloria Levari purchased her shares of Common Stock with $50,600.00 of her personal funds.

         6. Robert & Phyllis Linton purchased their shares of Common Stock with $59,081.83 of their personal funds.

         7. Salve Maurizio purchased his shares of Common Stock with $111,989.50 of his personal funds.

         8. T. Ramachandra and Padmavathia Reddy purchased their shares of Common Stock with $225,000.00 of their personal funds.

         9. Frank Romano purchased his shares of Common Stock with $77,165.00 of his personal funds.

         10. Lorenzo Romano purchased his shares of Common Stock with $77,061.88 of his personal funds.

         11. Charles A. Sabino purchased his shares of Common Stock with $32,032.76 of his personal funds.

         12. William and Lillian Sikora purchased their shares of Common Stock with $86,881.00 of their personal funds.

         13. Francis Weeks Jr. purchased his shares of Common Stock with $220,966.66 of his personal funds.


Item 4. Purpose of Transaction
------------------------------

        The Group's purpose is to seek a reconstitution of the Board of Directors, as more fully described below. Absent an agreement with the Company acceptable to the Group, the Group intends to conduct a proxy and/or consent solicitation to remove the members of the Board of Directors of the Company (the "Board") and to elect a new slate of Directors which is responsive to the Stockholders' interests.

         On September 25, 1996, Robert Linton and Charles A. Sabino, filed a lawsuit in the Delaware Court of Chancery individually and derivatively on behalf of the stockholders of the Company. Mr. Linton and Mr. Sabino determined to pursue the lawsuit following a review of disclosures contained in the Company's current report on Form 8-K filed with the Securities and Exchange Commission on July 2, 1996, and following an annual stockholder's meeting held on September 17, 1996 with minimal advance notice to the stockholders of the Company. The agenda of the meeting was the election of a slate of Directors which consisted entirely of the existing Directors. Mr. Linton and Mr. Sabino sought declaratory and injunctive relief (a) to rescind this election; and (b) to order the Directors (i) to schedule an annual stockholders' meeting on or after November 20, 1997; (ii) to provide proper and reasonable notice to the stockholders; (iii) to rescind the issuance of additional stock of the Company as a self payment of 30,000 shares of Common Stock each by the existing Directors; (iv) to rescind the issuance of 50,000 shares of Common Stock as payment to an attorney representing the Company in a lawsuit for a tax refund; and (v) to cancel articles in the Company's Certificate of Incorporation which enabled the manipulative practices taken by the Directors. The foregoing summary of the allegations set forth in the Complaint is qualified in its entirety by reference to the Complaint attached as Exhibit 2 hereto and incorporated herein.

         The Complaint alleged that the slate chosen by the Directors was not presented to the stockholders until less than 29 days before the meeting, in violation of the Company's bylaws. The Complaint further alleged that this lack of notice, along with burdensome procedures imposed upon stockholders wishing to nominate alternate candidates by Article XI of the Company's bylaws, effectively prevented the nomination of an alternate slate of Directors or informed decision making by the stockholders, and facilitated the re-election of each and every Director to the new Board. The Complaint also alleged that actions of the Directors in compensating themselves with 30,000 shares each of the Company's Common Stock were unlawful, considering that the Company had been inoperative since March, 1994, that no annual reports or financial information had been delivered to stockholders since 1992, and that no stockholders' meetings had been held for over four years. The plaintiffs also disputed the Directors' issuance of 30,000 shares of Common Stock of the Company to an undisclosed employee as 'compensation' and 50,000 shares of Common Stock to a law firm with which one of the defendant Directors is affiliated. Complainants maintained that the disputed actions taken by the Directors were orchestrated to enable the Directors to benefit, through self-dealing conduct, "from the Company's likely recovery in [a] lawsuit which is expected to put very substantial assets possibly in excess of $53 million within the [Directors'] control." See Exhibit 2, Amended Complaint, paragraph 46.

         The Court of Chancery of Delaware found in favor of plaintiffs and issued the Final Judgment on August 29, 1997. The Final Judgment directed the Company (i) to cancel the 30,000 shares of Common Stock issued to each of the Directors, (ii) to cancel the 50,000 shares of Common Stock issued to Defendant Directors' law firm, (iii) to hold a stockholder's meeting for the election of directors on or after November 20, 1997, subject to proper and timely notification of plaintiffs, (iv) to provide plaintiffs with an updated list of stockholders of record, and (v) to desist from issuing any additional shares of voting securities except after ten (10) business days' notice to plaintiffs. The foregoing discussion of actions taken by the Court of Chancery is qualified in its entirety by reference to the Final Judgment, attached as Exhibit 3 hereto and incorporated herein.

         Following the date of issuance of the Final Judgment, Mr. Linton and Mr. Sabino discussed their expectations with respect to the Company. Because of their concerns for gaining adequate shareholder representation on the Company's Board, they considered nominating an alternate slate of directors and initiating a proxy contest for the election of such directors during the court ordered annual stockholders' meeting. Toward that end during the early part of October 1997, Messrs. Linton and Sabino approached shareholders, which included the current members of the Linton Group, about the possibility of joint action.

         As a result of the Final Judgment, the Company approached Messrs. Linton and Sabino to discuss the stockholders' grievances. On October 22, 1997, Mr. Salve Maurizio joined Messrs. Linton and Mr. Sabino in negotiations with the Company. The Company was represented by Directors Paul Ricci, Richard Milstead, and Ronald Seagraves, now a former Director. All three representatives of the Company were defendants in the September 25, 1996 lawsuit. A purportedly neutral third party, Mr. Robert Healey, joined to provide a swing vote in the negotiations, at the request of the Company. Both sides knew Mr. Healey, but he was suggested by, and came at the invitation of, the Company. The negotiations did not result in any definitive agreements among the parties. Prior to the negotiations, the parties also entered into a Non-Disclosure Agreement which prevents Messrs. Linton, Sabino and Maurizio from disclosing or using any concessions offered or agreed to by the Company during the negotiations in any subsequent proxy contests by these stockholders. The foregoing Confidentiality Agreement, which was signed by Messrs. Linton, Sabino and Maurizio on October 22, 1997 is attached as Exhibit 12 hereto and incorporated herein. If an acceptable agreement can be reached, of which there can be no assurance, the Linton Group would consider abandoning its plans for a proxy and/or consent solicitation.

         All of the members of the Linton Group except Mr. Linton, Mr. Sabino, and Mr. Maurizio joined with such persons between October 22, 1997 and November 25, 1997 to form the Linton Group. The Linton Group members believe that (i) the actions of the Directors have had significant adverse impact on the book value per share of the Company, (ii) the proxy solicitation materials previously delivered by the Company and its Directors failed to provide disclosure adequate for stockholders to make an informed decision, and (iii) the proxy solicitation materials failed to afford stockholders sufficient time to consider the matters presented and to vote their shares. Assuming that the tentative agreement set forth above is not conclusively resolved within a time the Linton Group deems reasonable, and prior to the Company's court ordered Annual Meeting of Stockholders, the Linton Group members intend to conduct a solicitation of proxies for the election of nine (9) nominees to the Board in opposition to the Company's slate. Absent the execution of an acceptable agreement with the Company, the Linton Group will seek the election of its nominees in order to change the composition and control of the Board. They intend to replace the present Directors with a new slate of Directors who will be responsive to the legitimate concerns of stockholders. As of the date of this filing, the Linton Group has not identified its slate of nominees. The Linton Group's slate of Director nominees will pledge, if elected, to enact voting mechanisms which: (i) ensure that Directors cannot manipulate the voting process to entrench themselves in positions of control, and (ii) ensure that management compensation is commensurate with achievement of performance goals and does not encourage wasteful and self-interested conduct to the detriment of the Company's or stockholders' interests. The Linton Group expects that a new slate of Directors may undertake an analysis of the advisability of (and the consideration of) one or more extraordinary corporate transactions; however, there are no current plans for (or understandings relating to) such a transaction.

         At the time of filing preliminary proxy materials relating to the election contest with the SEC, or as soon thereafter as practicable, the Linton Group may also file with the SEC materials relating to a solicitation of written consents of the Company's stockholders to remove current Directors and to elect the nominees of the Linton Group.

        The negotiations initiated on October 22, 1997, between Messrs. Linton, Maurizio, Sabino and the Company have not been concluded. There has been no significant dialogue since that date. The Linton Group is not able to predict the outcome of these negotiations, and is independently proceeding with filing the Schedule 13D and preparing for the possible future courses of action outlined above. Should further negotiations result in actions by the Company which meet the requirements of the Final Judgment and which eliminate the concerns which led to the Joint Filing Agreement, the Linton Group may reconsider the necessity of a proxy contest.

        Absent the execution of an acceptable agreement, the Linton Group expects to retain a proxy solicitation firm to act as solicitor in connection with the solicitation of proxies and/or consents. No such firm has been retained as of the date hereof. The Linton Group intends to finance its efforts via contributions by its members.

         The members of the Linton Group intend to assess continually the market for the Common Stock, as well as the Company's financial position and operations. Depending upon a continuing assessment and upon future developments, the members of the Linton Group may determine, from time to time or at any time, to purchase or otherwise acquire or to sell or otherwise dispose of some or all of the Common Stock. In making any such determination, the Linton Group members will consider their goals and objectives, the Company's prospects, other business opportunities available to them, as well as general economic and stock market conditions. The foregoing actions may be taken by one or more of the members of the Linton Group and, while there are no plans to do so, possibly in combination with others.

         Except as set forth above, the Linton Group does not have any plans or proposals which relate to or would result in any of the following:

     (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any material change in the present capitalization or dividend policy of the Company;

     (e) Any other material change in the Company's business or corporate structure;

     (f) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (g) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (i) Any action similar to any of those enumerated above.

     However, the Linton Group reserves the right to change its plans at any time.

Item 5   Interest in Securities of the Issuer
---------------------------------------------

         (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon the Company's recital in its Current Report on Form 8-K dated July 2, 1996 (File No. 0-17527) that there were a total of 5,035,900 shares of Common Stock outstanding. This number, reduced by 320,000 shares of Common Stock (i.e., the number of shares rescinded by the Court of Chancery of Delaware on August 29, 1997, see Exhibit 3, Final Judgment), results in a balance of 4,715,900 shares of Common Stock.

          1. The aggregate number of shares of Common Stock of which Robert & Phyllis Linton may be deemed beneficial owners is 41,985 (approximately .89% of the Common Stock outstanding).

          2. The aggregate number of shares of Common Stock of which Rudolph & Gladys Cinotti may be deemed beneficial owners is 44,918 (approximately .95% of the Common Stock outstanding).

          3. The aggregate number of shares of Common Stock of which Vallee Guglielmi may be deemed beneficial owner is 50,000 (approximately 1.06% of the Common Stock outstanding).

          4. The aggregate number of shares of Common Stock of which Eric & Liis Hensel may be deemed beneficial owners is 12,147 (approximately .26% of the Common Stock of the Company outstanding).

          5. The aggregate number of shares of Common Stock of which Gloria Levari may be deemed beneficial owner is 7,746 (approximately .16% of the Common Stock of the Company outstanding).

          6. The aggregate number of shares of Common Stock of which Salve Maurizio may be deemed beneficial owner is 27,991 (approximately .59% of the Common Stock of the Company outstanding).

          7. The aggregate number of shares of Common Stock of which T. Ramachandra and Padmavathia T. may be deemed beneficial owners is 50,000 (approximately 1.06% of the Common Stock of the Company outstanding).

          8. The aggregate number of shares of Common Stock of which Frank Romano may be deemed beneficial owner is 17,015 (approximately .36% of the Common Stock of the Company outstanding).

          9. The aggregate number of shares of Common Stock of which Lorenzo Romano may be deemed beneficial owner is 17,000 (approximately .36% of the Common Stock of the Company outstanding).

          10. The aggregate number of shares of Common Stock of which Charles Sabino may be deemed beneficial owner is 25,613 (approximately .54% of the Common Stock of the Company outstanding).

          11. The aggregate number of shares of Common Stock of which William & Lillian Sikora may be deemed beneficial owners is 26,050 (approximately .55% of the Common Stock of the Company outstanding).

          12.   The aggregate number of shares of Common Stock of which Francis
                D. Weeks, Jr. may be deemed beneficial owner is 50,000 (approximately 1.06% of the Common Stock of the Company outstanding).

          13. The aggregate number of shares of Common Stock of which Mr. Basolis Sr. may be deemed a beneficial owner is 64,671 (approximately 1.37 % of the Common Stock outstanding). This number includes:

                i) 8,114 shares of Common Stock held for the account of Aqua Control, Inc.;

                ii) 4,809 shares of the Common Stock held for the account of Dennis Associates;

                iii) 4,424 shares of the Common Stock of the Company held for the account of Thompson Associates;

                iv) 35,283 shares of the Common Stock of the Company held for the account of Eagle Associates;

                v) 275 shares of the Common Stock of the Company held for the account of Ms. Scavelli;

                vi) 884 shares of the Common Stock of the Company held for the account of Harry A. Skilton;

                vii) 737 shares of the Common Stock of the Company held for the account of Kent L. Webster;

                viii) 9,851 shares of the Common Stock of the Company held for the account of Garrison Enterprise, Inc.; and

                ix) 294 shares of the Common Stock of the Company held for Mr. Basolis' personal account.

         14. Pursuant to the terms of the joint filing agreement attached hereto as Exhibit 1, the Linton Group may be deemed to have shared voting power over 435,136 shares of Common Stock of the Company (approximately 9.21% of the Common Stock of the Company outstanding).

         By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), the Linton Group may be deemed to own beneficially the 435,136 shares of Common Stock owned by the members individually, which, in the aggregate, constitute approximately 9.21% of the shares of Common Stock outstanding.

         (b) 1. Each individual member of the Linton Group has the power to vote and dispose of shares of the Common Stock owned by it.

                2. Mr. Basolis, Sr. has the power to vote and dispose of 64,671 shares of the Common Stock of the Company:

                i) By virtue of his position as partner, and pursuant to the terms of a Power of Attorney granted by Alfred Bernadini, Mr. Basolis, Sr. has sole power to direct the voting and disposition of 4,809 shares of the Common Stock of the Company held for the account of Dennis Associates.

                ii) By virtue of his position as partner, and pursuant to the terms of Powers of Attorney granted by Kent L. Webster and Harry A. Skilton, Mr. Basolis, Sr. has sole power to direct the voting and disposition of 4,424 shares of the Common Stock of the Company held for the account of Thompson Associates.

                iii) By virtue of his position as partner, and pursuant to the terms of a Power of Attorney granted by Harry A. Skilton, Mr. Basolis, Sr. has sole power to direct the voting and disposition of 35,283 shares of the Common Stock of the Company held for the account of Eagle Associates

                iv) By virtue of his position as Vice President and controlling shareholder, and pursuant to the terms of a Power of Attorney granted by Elbert Basolis, Jr., President to Mr. Basolis, Sr., Mr. Basolis, Sr. has sole power to direct the voting and disposition of 8,114 shares of the Common Stock of the Company held for the account of Aqua Control, Inc.

                v) Pursuant to the terms of a Power of Attorney granted by Mr. Skilton to Mr. Basolis, Sr., Mr. Basolis, Sr. has sole power to direct the voting and disposition of 884 shares of the Common Stock of the Company held for the account of Mr. Skilton.

                vi) Pursuant to the terms of a Power of Attorney granted by Mr. Webster to Mr. Basolis, Sr., Mr. Basolis, Sr. has sole power to direct the voting and disposition of 737 shares of the Common Stock of the Company held for the account of Mr. Webster.

                vii) Pursuant to the terms of a Power of Attorney granted by Ms. Scavelli to Mr. Basolis, Sr., Mr. Basolis, Sr. has sole power to direct the voting and disposition of 275 shares of the Common Stock of the Company held for the account of Ms. Scavelli.

                viii) By virtue of his ownership interest in Garrison
                      Enterprises, and as one of its two directors, Mr. Basolis, Sr. holds sole power to direct the voting and disposition of 9,851 shares of the Common Stock of the Company owned by Garrison Enterprises.

                ix) Mr. Basolis, Sr. holds 294 shares of the Common Stock of the Company for his own personal account.

         (c) None of the Linton Group members has engaged in any transactions in the Common Stock in the past 60 days.

         (d) No person, other than each respective owner of shares of Common Stock referred to in Item 2 paragraph (a), is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

         (e)    Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to
-------------------------------------------------------------------------------
Securities of the Issuer
------------------------

None.

Item 7. Materials to Be Filed As Exhibits
-----------------------------------------

Item                                                                Exhibit No.
----                                                                -----------
Joint Filing Agreement pursuant to Rule 13d-1 (f), including Power           1
of Attorney granted to Robert Linton to sign Schedule 13D and all amendments thereto, and to file the same with the Securities and Exchange Commission, and other documents in connection therewith, on behalf of the Linton Group.

Amended Complaint, Linton, et al. v. Everett, et al., Civil Action           2
                   ---------------------------------
Number 15219-NC, Court of Chancery of the State of Delaware,
September 25, 1996.

Final Judgment , Linton, et al. v. Everett, et al., Civil Action             3
                 ---------------------------------
Number 15219-NC, Court of Chancery of the State of Delaware,
August 29, 1997.

Item                                                                Exhibit No.
----                                                                -----------
Special Power of Attorney dated September 14, 1997 granted by                4
Alfred Bernadini, partner of Dennis Associates, in favor of Mr. Basolis, Sr.

Special Power of Attorney dated October 13, 1997 granted by                  5
Kent L. Webster, partner in Thompson Associates in favor of Mr. Basolis, Sr.

Special Power of Attorney dated October 13, 1997 granted by                  6
Kent L. Webster in favor of Mr. Basolis, Sr.

Special Power of Attorney dated October 20, 1997 granted by                  7
Harry A. Skilton, partner in Thompson Associates, in favor of Mr. Basolis, Sr.

Special Power of Attorney dated October 20, 1997 granted by Harry            8
A. Skilton in favor of Mr. Basolis, Sr.

Special Power of Attorney dated October 20, 1997 granted by                  9
Harry A. Skilton, partner in Eagle Associates, in favor of Mr. Basolis, Sr.

Special Power of Attorney dated October 13, 1997 granted by                 10
Elbert Basolis, Jr., President of Aqua Control, Inc., in favor of Mr. Basolis, Sr.

Special Power of Attorney dated November 6, 1997 granted by Ms.             11
Debra Scavelli in favor of Mr. Basolis, Sr.

Confidentiality Agreement for Meeting of October 22, 1997                   12

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                /s/ Robert Linton
                                ----------------------------
                                Robert Linton, individually and as
                                representative of the Linton Group



                                Dated: December 19, 1997

                                   SCHEDULE A

             EXECUTIVE OFFICERS & DIRECTORS OF GARRISON ENTERPRISES


GARRISON ENTERPRISES, Inc.
A Utility Contracting Company incorporated in the State of New Jersey 2431 Blackwood, Dr.
Vineland, NJ 08360

Mr. Robert Tobolski, President
941 Garrison Road
Vineland, NJ 08360

Mr. Elbert G. Basolis, Sr.
Secretary/Treasurer
2431 Blackwood
Vineland, NJ  08360

                                   SCHEDULE B


AQUA CONTROL, INC.
A Water Works Company incorporated in the State of New Jersey
2431 Blackwood Drive
Vineland, NJ  08360

Mr. Elbert G. Basolis, Jr.
President
2431 Blackwood Drive
Vineland, NJ  08360

Mr. Elbert G. Basolis, Sr.
Vice President
2431 Blackwood Drive
Vineland, NJ  08360

                                   SCHEDULE C
                          Members of the Linton Group
                          ---------------------------

                                  LAST                                                 PRINCIPAL BUSINESS
                                  ----                                                 ------------------
FIRST NAME                       NAME/CO.              ADDRESS                           OR OCCUPATION
----------                       --------              -------                           -------------
Elbert G.                   Basolis, Sr.           2431 Blackwood Drive               Semi-retired Utility Contractor
                                                   Vineland, NJ  08361

Rudolph                     Cinotti                RD5 Box 55 Post Rd.                Semi-retired, Owner of rental
                                                   Vineland, NJ 08361                 dwellings

Gladys                      Cinotti                RD5 Box 55 Post Rd.                Special Education Teacher
                                                   Vineland, NJ 08361

Vallee                      Guglielmi              1301 Northeast Blvd.               Building Contractor
                                                   Vineland, NJ  08360

Eric & Liis                 Hensel                 RR4 Box 361                        Farmers
                                                   Milmay, NJ  08340-9711

Gloria                      Levari                 N. Union Rd.                       Owner, Levari Oil Company
                                                   Vineland, NJ 08360

Robert                      Linton                 2050 Maurice River Pkwy            Semi-retired, Owns rental
                                                   Vineland, NJ 08360                 dwellings

Phyllis                     Linton                 2050 Maurice River Pkwy            Homemaker, Owns rental dwellings
                                                   Vineland, NJ 08360

Salve                       Maurizio               1561 Magnolia Rd.                  Retired
                                                   Vineland, NJ  08360

T. Ramachandra              Reddy                  1213 Willowbrook Dr.               Electrical Engineer
                                                   S.E. 7
                                                   Huntsville, AL 35802-3800

                                   SCHEDULE C
                          Members of the Linton Group
                          ---------------------------

                                  LAST                                                 PRINCIPAL BUSINESS
                                  ----                                                 ------------------
FIRST NAME                       NAME/CO.              ADDRESS                           OR OCCUPATION
----------                       --------              -------                           -------------
Padmavathia T.              Reddy                  1213 Willowbrook Dr.               Homemaker
                                                   S.E. 7
                                                   Huntsville, AL 35802-3800

Frank                       Romano                 204 Coari Avenue                   Semi-retired, Owner Car Wash
                                                   Minotola, NJ  08341

Lorenzo                     Romano                 208 Coari Avenue                   Realtor
                                                   Minotola, NJ  08341

Charles A.                  Sabino                 30 Baldwin St.                     Semi-retired Accountant
                                                   Pennington, NJ 08534

William & Lillian           Sikora                 C/O Custom Sales                   Owners Vendor Manufacturing Co.
                                                   Second Rd.
                                                   Hammonton, NJ  08037

Francis D.                  Weeks, Jr.             368 Colony Key Circle              Retired
                                                   Atlantis, FL  33462

                            EXHIBIT 1

         AGREEMENT, dated as of this 19th day of November 1997, by and between each of the persons named on the signature pages hereto, in consideration of the mutual covenants and agreements set forth herein.

         WHEREAS, each of the parties hereto beneficially owns shares (the "Shares") of common stock of Securities Investments Group, Inc. a Delaware corporation (the "Company"); and

         WHEREAS, the parties hereto constitute a "group" with respect to the beneficial ownership of the Shares for purposes of Rule 13d-1 and Schedule 13D promulgated by the Securities and Exchange Commission;

         NOW, THEREFORE, the parties hereto hereby agree as follows:

     1. The parties hereto shall prepare a statement containing the information required by Schedule 13D with respect to their respective interests in the Shares (the "Schedule 13D") and any necessary amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other party contained therein, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

     2. Mr. Robert Linton shall be designated as the person authorized to receive notices and communications with respect to the Schedule 13D and any amendments thereto.

     3. Each of the undersigned hereby constitutes and appoints Robert Linton his, her or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his, her or its name, place and stead, in any and all capacities, to sign the Schedule 13D and any and all amendments thereto, and other documents in connection therewith, to be filed with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent all power and authority to do and perform each and every act requisite and necessary to be done, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     4. This Agreement may be executed in counterparts, each of which taken together shall constitute one and the same instrument.

                                  EXHIBIT 1
                                                                   Page 35 of 57



         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                        By:  /s/ Robert Linton
                                             --------------------------
                                             Robert Linton


                                        By:  /s/ Phyllis Linton
                                             --------------------------
                                             Phyllis Linton


                                        By:  /s/ Elbert G. Basolis, Sr.
                                             --------------------------
                                             Elbert G. Basolis, Sr.


                                        RUDOLPH & GLADYS CINOTTI

                                        By:  /s/ Rudolph Cinotti
                                             --------------------------
                                        By:  /s/ Gladys Cinotti
                                             --------------------------


                                        By:  /s/ Vallee Guglielmi
                                             --------------------------
                                             Vallee Guglielmi

                                        ERIC & LIIS HENSEL

                                        By:  /s/ Eric Hensel
                                             --------------------------
                                        By:  /s/ Liis Hensel
                                             --------------------------


                                        By:  /s/ Gloria Levari
                                             --------------------------
                                             Gloria Levari

                                  EXHIBIT 1
                                                                   Page 36 of 57



                                        By:  /s/ Salve Maurizio
                                             --------------------------
                                             Salve Maurizio

                                        T. RAMACHANDRA & PADMAVATHIA
                                        REDDY

                                        By:  /s/ T. Ramachandra Reddy
                                             --------------------------
                                        By:  /s/ Padmavathia Reddy
                                             --------------------------


                                        By:  /s/ Frank Romano
                                             --------------------------
                                             Frank Romano


                                        By:  /s/ Lorenzo Romano
                                             --------------------------
                                             Lorenzo Romano


                                        By:  /s/ Charles A. Sabino
                                             --------------------------
                                             Charles A. Sabino


                                        WILLIAM & LILLIAN SIKORA

                                        By:  /s/ William Sikora
                                             --------------------------
                                        By:  /s/ Lillian. Sikora
                                             --------------------------



                                        By:  /s/ Francis D. Weeks, Jr. 11/20/97
                                             ----------------------------------
                                             Francis D. Weeks, Jr.

                                   EXHIBIT 2
                               Amended Complaint
                               -----------------

              IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


ROBERT LINTON and                        :
CHARLES A. SABINO,                       :
                                         :
Plaintiffs,                              :
                                         :
v.                                       :        C. A. No. 15219NC
                                         :
W. EARLE EVERETT, LEWIS                  :
D. DeMARCO, ROBERT H. SCHAFER,           :
MAURICE T. GREENBLATT, ERNEST            :
P. CASACCIO, ANDREW C. MILLER,           :
Sr., P. PAUL RICCI, RICHARD M.           :
MILSTEAD, RONALD A. SEAGRAVES, and       :
SECURITY INVESTMENTS GROUP, INC.         :
                                         :
Defendants.                              :

                               AMENDED COMPLAINT
                               -----------------

     Plaintiffs, Robert Linton and Charles A. Sabino, hereby allege, as follows:

                             NATURE OF THE ACTION
                             --------------------

     1. Defendant, Security Investments Group, Inc. (the "Company"), is a corporation, organized and existing under the laws of the State of Delaware. The Company, incorporated in 1988, was the parent holding company of Security Savings Bank, SLA (the "Bank"). The Company has a class of stock registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the "1934 Act") and is therefore subject to compliance with the rules promulgated by the Securities Exchange Commission (the "SEC"), including rules governing the solicitation of proxies (the "proxy rules"). As of July 31, 1996, the Company reported that it had 5,035,900 shares of common stock outstanding.

     2. This action is brought for declaratory and injunctive relief to enforce the rights of stockholders of the Company by challenging the conduct of the Board of Directors of the Company in manipulating the voting system, which conduct was designed to (a) result in the Directors entrenching themselves in power, (b) deprive the stockholders of a material benefit

                                   EXHIBIT 2
                               Amended Complaint
                               -----------------

associated with their share ownership, i.e., the right to elect directors, and
(c) result in the Directors and others receiving undeserved personal benefits to the detriment of the stockholders.

     3. By this Complaint, Plaintiffs are seeking relief to compel the Directors to perform the duties conferred upon them under Delaware law, to protect the Company and its stockholders from the unlawful conduct of the Directors and to enforce the right of the stockholders to elect Directors.

                                 JURISDICTION
                                 ------------

     4. This is an action under 8 Del. C.(S)225. In addition, the plaintiffs lack an adequate remedy at law.

                                  THE PARTIES
                                  -----------

     5. Plaintiffs, Robert Linton and Charles A. Sabino, are now stockholders of the Company and were so on August 7, 1996, the record date for the September 17, 1996 stockholders' meeting. On the record date, Plaintiff, Linton, owned and still owns 28,652 shares (1,102 shares jointly held with his wife). On the record date, Plaintiff, Sabino, owned and still owns 38,946 shares of stock. Each Plaintiff was entitled to vote at the meeting of the Company's stockholders, which was held on September 17, 1996.

     6.    Defendant, W. Earle Everett, is a Director of the Company.

     7.    Defendant, Lewis D. DeMarco, is a Director of the Company.

     8.    Defendant, Robert H. Schafer, is a Director of the Company.

     9. Defendant, Maurice T. Greenblatt is a Director of the Company and Vice Chairman of the Board of Directors.

     10.   Defendant, Ernest P. Casaccio, is a Director of the Company.

     11.   Defendant, Andrew C. Miller, Sr. is a Director of the Company.

     12. Defendant, P. Paul Ricci, is the Chairman of the Board of Directors, and President and Chief Executive Officer of the Company.

     13. Defendant, Richard M. Milstead, is the Secretary and a Director of the Company. Milstead is also counsel to the law firm, Gruccio, Pepper, Giovinazzi, DeSanto & Farnoly, P.A. (the "Gruccio law firm"), which serves as counsel to the Company.

                                   EXHIBIT 2
                               Amended Complaint
                               -----------------

     14. Defendant, Ronald A. Seagraves, is a Director and former President and Chief Executive Officer of the Company.

     15. The Defendants are all stockholders of the Company and together constitute the entire Board of Directors. Each of the Defendants has been a Director of the Company continuously at least since 1988.

                              FACTUAL ALLEGATIONS
                              -------------------

     16. The Company has been inactive since 1992 when the Bank was placed into federal receivership. The Company's principal asset is a lawsuit, filed in August 1995, discussed below in more detail. As an inactive corporation, doing no business, the duties of the Directors have been negligible since 1992.

     17. The existing Directors permitted the Company's Certificate of Incorporation to become inoperative and void on March 1, 1994, due to the Company's failure to pay taxes to the State of Delaware, and did not file for its revival until September 26, 1995.

     18. No Annual Reports or other financial information have been delivered to stockholders since 1992.

     19. No stockholders' meetings have been held for over four (4) years, since April 17, 1992. The failure of Defendants to hold stockholders' meetings annually was in violation of Article II, Section 2, of the bylaws of the Company and Delaware law. The Company's failure to hold a special meeting for election of directors forthwith following revival of its Certificate of Incorporation in September, 1995, was in violation of 8 Del. C. (S)312.

     20. On July 1, 1996, the United States Supreme Court affirmed a decision by the Federal Circuit, which had rendered a decision en banc, affirming a decision of the United States Court of Claims, finding the United States liable for damages to a failed savings and loan association for breach of contract as a result of enactment of a statute changing the accounting treatment related to goodwill. This case is captioned United States v. Winstar Corp. (the "Winstar case"). The en banc decision of the Federal Circuit was rendered on August 30, 1995.

     21. Before the Winstar decision was rendered by the Supreme Court, and before revival of its Certificate of Incorporation, the Company had, on August 8, 1995, filed a lawsuit

                                   EXHIBIT 2
                               Amended Complaint
                               -----------------

similar to the Winstar case (the "Lawsuit") to recover damages from the federal government for breach of contract.

     22. When the government placed the Bank into receivership in 1992, the Bank had approximately $53 million in goodwill recorded on its books.

     23. As a result of the decision of the Federal Circuit, affirmed by the Supreme Court, the Lawsuit immediately became an extremely valuable asset.

     24. In 1996, despite minimal efforts, if any, spent by the Directors in performing corporate business, the Directors authorized the issuance of 30,000 shares of the Company's stock, par value $.10 per share, to each of its nine Directors. Their stated rationale was that issuance of these shares were "for services rendered" since December 1992. The Directors also authorized the issuance of 30,000 shares to an unnamed employee for services rendered and 50,000 shares to the Gruccio law firm, to which Defendant Milstead is counsel.

     25. At the time the Directors authorized issuance of the stock, they knew of the Federal Circuit decision and anticipated the decision of the United States Supreme Court in the Winstar case. Since the Company had been inactive since 1992, the alleged "services rendered" were not fair compensation for the valuable stock issued thereafter.

     26. Having unilaterally issued themselves 30,000 shares of stock each, which stock had greatly increased in value and is likely to increase further in value following resolution of the Lawsuit, Defendants unexpectedly "out of the blue" scheduled an annual stockholders' meeting for September 17, 1996, and nominated themselves as Directors for renewed terms.

     27. Issuance of these 350,000 new shares of stock immediately prior to the record date diluted the voting power of the remaining stockholders and permitted the Board to entrench themselves further by increasing their voting power. Issuance of this stock was made by a "lame duck" board of directors, as it was done after revival of the Company's Certificate of Incorporation but prior to the election of the full Board of Directors, as mandated by 8 Del. C.
(S) 312.

     28. Defendants first notified the stockholders of the annual meeting less than two (2) months after the Winstar decision was issued by the United States Supreme Court, by mailing a notice, accompanied by a proxy statement, each dated August 19, 1996 (together, the "Proxy

                                   EXHIBIT 2
                               Amended Complaint
                               -----------------

Statement"). The Proxy Statement stated that it was mailed on or about August 19, 1996. Thus, the stockholders were given less than 29 days notice -- and substantially less than 29 days notice for most -- from the date of mailing for the only stockholders' meeting to be held in over four (4) years.

     29.   Plaintiffs received their Proxy Statements on the following dates:
September 3, 1996 (Linton), and August 26, 1996 (Sabino). Stockholders holding stock in "street names" also received substantially less than 29 days notice. Certain other stockholders had not received notice of the meeting a few days before it was to take place.

     30. The telephone number of the Company listed on the front of the Proxy Statement was disconnected and was non-operable at the time the Proxy Statement was mailed.

     31. The Proxy Statement stated that the only known business to occur at the annual meeting would be the election of directors and recommended reelection of the individual Defendants, all of whom were already directors. The Proxy Statement solicited proxies for a board of directors divided into three classes, each of which contained one-third (1/3) of the members of the board, to be elected for staggered three (3) year terms. The election had particular importance since all three (3) classes of directors were to be elected at this one annual meeting as required by the provisions of 8 Del. C. (S)312 and the Directors failed to hold an annual meeting for over four (4) years.

     32. The Proxy Statement was the first notice to stockholders that the Directors who were seeking reelection had recently authorized the issuance of substantial and valuable shares of stock to themselves. At the same time, the Proxy Statement stated that because the Company has been "inactive" since December 1992, "the Company has not paid any executive compensation since that time." Defendants also did not disclose to stockholders in the Proxy Statement issuance of 50,000 shares to the Gruccio law firm.

     33. No Annual Report accompanied or preceded the delivery of the Proxy Statement, as required by the proxy rules, and no information was furnished to the stockholders in the Proxy Statement or otherwise, concerning the Winstar decision by the United States Supreme Court and its affect upon the Lawsuit.

                                   EXHIBIT 2
                               Amended Complaint
                               -----------------

     34. The Proxy Statement, paraphrasing Article XI of the Company's Certificate of Incorporation, informed the stockholders that if any shareholder wished to nominate anyone other than the slate nominated by the Board of Directors, such nomination, along with extensive supporting material, had to be received at the executive offices of the Company no later than the close of business on the tenth calendar day following the day on which notice of the date of the scheduled meeting was mailed or published. Thus, pursuant to Article XI and the Proxy Statement, stockholders had only until August 29, 1996 to nominate an alternate slate of directors, significantly less than ten days from the time stockholders received the notice of the meeting.

     35. The "supporting material" required by the Proxy Statement was also required by Article XI of the Company's Certificate of Incorporation. The material required by the Proxy Statement, paraphrasing the Certificate of Incorporation, was:


     (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director and as to the stockholder giving notice (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of Common Stock which are beneficially owned by such person on the date of such stockholder notice, and (iv) any other
                                                                     ---------
     information relating to such person that is required to be disclosed in
     -----------------------------------------------------------------------
     solicitations of proxies with respect to nominees for election as directors
     ---------------------------------------------------------------------------
     pursuant to Regulation 14A under the 1934 Act; and (b) as to the
     ---------------------------------------------
     stockholder giving the notice (i) the name and address, as they appear on the Company's books, of such stockholder and (ii) the class and number of shares of Common Stock which are beneficially owned by such stockholder on the date of such stockholder notice. (emphasis added).

     36. Plaintiffs were unable to nominate an alternate slate of Directors, given the time constrictions imposed by Defendants. Ten (10) days, even if the entire ten days is available, is insufficient time for stockholders to put forward an alternate slate of directors, provide the information about alternative nominees required by the Proxy Statement and the Certificate of Incorporation, make necessary filings with the S.E.C. and organize a proxy contest. Indeed, Plaintiff, Linton, had no time to nominate directors, since he received notice of the meeting after the deadline for nominations had passed. Plaintiff, Sabino, had only three (3) days notice in which to nominate a slate of directors, a period of time which was clearly inadequate.

                                   EXHIBIT 2
                               Amended Complaint
                               -----------------

     37. Before the meeting, Plaintiff, Sabino, orally requested the Directors to postpone the meeting. Defendant, Seagraves, on behalf of the Directors, refused.

     38. The stockholders' meeting was held, as scheduled, on September 17, 1996. With Plaintiffs unable to nominate an alternate slate of Directors, Defendants were all reelected as Directors of the Company.

     39. The notice provisions of Article XI of the Certificate of Incorporation are inadequate, have no valid business purpose and were designed solely to entrench management.

     40. It was unnecessary and served no legitimate business purpose to hold the stockholders' meeting on September 17, 1996, on such short notice, especially when Defendants had not seen fit to hold a stockholders' meeting or to send any financial information to stockholders for over four (4) years.

     41. Plaintiffs desire to nominate an alternative slate of Directors. Plaintiffs also desire to organize a proxy solicitation in support of that alternative slate.

     42. By intentionally scheduling the annual meeting "out of the blue" and without meaningful notice, Defendants intentionally and effectively precluded Plaintiffs and other stockholders from nominating alternate directors, organizing a proxy contest and electing an alternative slate of Directors. They also effectively disenfranchised Plaintiffs and other stockholders of the Company as to election of Directors.

     43. Defendants owe Plaintiffs a duty of loyalty and good faith in their dealings with them.

     44. Defendants' actions in: (1) providing such short notice of a stockholders' meeting; and (2) requiring stockholders who wished to nominate an alternative slate of Directors to submit extensive information concerning each alternative nominee, had the effect of entrenching Defendants in power, in violation of the duties owed by the directors to the stockholders.

     45. Defendants' actions in issuing to themselves, on a pretext, 30,000 shares of stock each and an additional 50,000 shares to the law firm to which Defendant, Milstead, is counsel, were self-serving and constitute breaches of Defendants' fiduciary duty and their duties of loyalty and good faith and fair dealing to the stockholders of the Company.

                                   EXHIBIT 2
                               Amended Complaint
                               -----------------

     46. Plaintiffs fear that if Defendants are permitted to continue as Directors of the Company, they will continue to engage in wasteful and self-interested conduct to the detriment of Plaintiffs and the other stockholders. Plaintiffs' concern about Defendants' self-dealing conduct is heightened because of: (a) the Company's likely recovery in the Lawsuit, which is expected to put very substantial assets possibly in excess of $53 million, within the Defendants' control; and (b) the Directors' mismanagement of the Bank. In this regard, on March 24, 1995, Defendant, Seagraves, consented to the issuance of an order by the SEC to cease and desist from causing any violation and any further violation of Section 13(a) of the 1934 Act and Rules 12b-20 and 13a-13 promulgated thereunder. The Consent Order related to the SEC's findings that in 1990 and 1991, the Bank, which was the wholly-owned subsidiary of the Company during such period, had materially understated its provision for loan losses and, therefore, materially overstated pre-tax income in various reports filed with the SEC.

     47. The conduct of Defendants both in issuing additional stock to themselves and in suddenly scheduling a stockholders' meeting on short notice served no valid business purpose and was designed solely to promote Defendants' own self interest.

     48. Defendants' conduct in providing inadequate notice and requiring that extensive information about alternative nominees be submitted with inadequate time was designed to: (a) entrench Defendants in power; (b) deprive stockholders of a material benefit associated with their share ownership -- the right to remove and elect directors; and (c) result in Defendants' receiving personal benefits to the detriment of other stockholders.

     49. Article XI of the Certification of Incorporation is invalid and illegal because it is ambiguous and was adopted for the sole purpose of entrenching management. Similarly, the Proxy Statement incorporating the requirements of Article XI was invalid and illegal.

     50. Defendants have breached their fiduciary duty and their duty of care to Plaintiffs and other stockholders of the Company by: (a) authorizing the issuance of 350,000 shares of stock to themselves and others with whom they are allied without fair consideration; (b) giving inadequate notice of the September 17, 1996 annual meeting; (c) requiring Plaintiffs to comply with onerous and ambiguous notification requirements as to an alternative slate of directors; and
(d) failing to provide to Plaintiffs notice of the Winstar decision by the U.S. Supreme Court and financial information about the Company.

                                   EXHIBIT 2
                               Amended Complaint
                               -----------------

     51. As a result of their unlawful conduct, Defendants have effectively disenfranchised the stockholders of the Company and entrenched themselves as Directors, causing irreparable injury by depriving the stockholders of their right to replace directors that the stockholders believe are mismanaging the Corporation and usurping the benefits of stock ownership for themselves.

     WHEREFORE, Plaintiffs respectfully request that this Court grant relief against Defendants, as follows:

     1. That an order be entered declaring and adjudging that the stockholders' meeting held on September 17, 1996 was illegally scheduled; and that all actions taken at the September 17, 1996 meeting are null and void;

     2. That an order be entered requiring Defendants to schedule a new meeting, giving the stockholders of the Company sufficient time and a meaningful opportunity to nominate alternative directors, to file solicitation material with the Securities and Exchange Commission and to conduct a solicitation of proxies in opposition;

     3. That an Order be entered declaring Article XI of the Certificate of Incorporation null and void as written and prohibiting Defendants from implementing the onerous and ambiguous requirements of Article XI in a new Proxy Statement;

     4. That an order be entered declaring null and void Defendants' authorization of issuance of additional shares of stock to themselves, the Gruccio law firm, and to any other persons to whom stock was issued at about the same time; and

     5. Granting Plaintiffs legal fees, costs of suit and such other relief as the Court may deem to be equitable and just.


                                MORRIS, JAMES, HITCHENS & WILLIAMS

                                /s/ Edward McNally
                                ------------------
                                EDWARD M. McNALLY
                                222 Delaware Avenue, 10th Floor
                                P.O. Box 2306
                                Wilmington, DE 19899-2306

                                   EXHIBIT 2                       Page 46 of 57
                               Amended Complaint
                               -----------------

                                (302) 888-6880


                            Attorneys for Plaintiffs,
                                Robert Linton and
                                Charles A. Sabino


Of Counsel:
EARP, COHN, LEONE & PENDERY
A Professional Corporation
ANNE C. SINGER
STEVEN R. KANES
The Rohrer Building
222 Haddon Avenue
Westmont, New Jersey 08108
(609) 854-7100
DATED:  September 25, 1996

                                    EXHIBIT 3                      Page 47 of 57
                                 Final Judgment
                                 --------------

               IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

ROBERT LINTON and                          )
CHARLES A. SABINO,                         )
                                           )
Plaintiffs,                                )
                                           )
v.                                         )         C. A. No. 15219NC
                                           )
W. EARLE EVERETT, LEWIS                    )
D. DeMARCO, ROBERT H. SCHAFER,             )
MAURICE T. GREENBLATT, ERNEST              )
P. CASACCIO, ANDREW C. MILLER,             )
Sr., P. PAUL RICCI, RICHARD M.             )
MILSTEAD, RONALD A. SEAGRAVES, and         )
SECURITY INVESTMENTS GROUP, INC.           )
                                           )
Defendants.                                )


                                 FINAL JUDGMENT
                                 --------------

         For the reasons set forth in the Court's July 31, 1997 Memorandum Opinion,

         IT IS ORDERED this 29th day of August, 1997, as follows:



      1) Security Investments Group, Inc. ("Security Investments") shall take such steps as are necessary, including proper notation on its stock ledger, to cancel: (a) the 30,000 shares of its stock issued on or about April 1, 1996 to each of W. Earle Everett, Lewis D. DeMarco, Robert H. Schafer, Maurice T. Greenblatt, Ernest P. Casaccio, Andrew C. Miller, Sr., P. Paul Ricci, Richard M. Milstead and Ronald A. Seagraves, and (b) the 50,000 shares of its stock that it purported to issue on or about April 1, 1996 to Gruccio, Pepper, Giovizazzi, DeSonto & Farnoly.

                                   EXHIBIT 3                       Page 48 of 57
                                Final Judgment
                                --------------

      2) Security Investments shall hold a stockholder's meeting for the election of directors (the "Meeting") on or after November 20, 1997, subject to the following:

              a) Security Investment shall notify plaintiffs of the Meeting after the actual date has been set, by facsimile or overnight mail to plaintiffs' counsel;

              b) The Meeting shall not be less than 45 days after notice of the Meeting is given to plaintiffs; and

              c) The record date for the Meeting shall not be less than 55 days prior to the Meeting.

      3) Security Investment shall provide plaintiffs with an updated list of stockholders of record, within 2 business days of the date Security Investment's acts to set the date of the Meeting.

      4) Until the Meeting is held, Security Investment shall not issue any additional shares of voting securities, except after 10 business days notice to plaintiffs. If within such 10 business days after receiving notice, plaintiffs object to the issuance of such securities, Security Investment shall not issue those securities until the Court has ruled upon a timely filed motion of the plaintiffs to enjoin such issuance.

      5) The Court shall retain jurisdiction to hear any application by plaintiffs for attorney's fees and expenses and, until 30 days after the Meeting is held, to hear any other applications with respect to enforcing this Final Judgment or to provide such other relief as may be appropriate relating to the conduct of the Meeting.


                                         /s/ Jack B. Jacobs
                                         --------------------------
                                         Vice Chancellor

                                    EXHIBIT 4
                            SPECIAL POWER OF ATTORNEY

I, Alfred Bernadini, a partner in Dennis Associates, residing at 66 English Road, Pittsgrove, New Jersey 083184, hereby appoint Elbert Basolis Sr. of 2431 Blackwood Dr., Vineland, New Jersey 08630 as my Attorney-in-Fact ("Agent").

My Agent shall have full power and authority to act on my behalf but only to the extent permitted by this Special Power of Attorney. My Agent's power shall include the power to:

         Act on my behalf with respect to the voting power of the Security Investment, Inc. Stock, in connection with the joint filing agreement filed by the Linton Group.

I hereby grant to my Agent the full right, power, and authority to do every act, deed, and thing necessary or advisable to be done regarding the above powers, as fully as I could do if personally present and acting.

Any power or authority granted to my Agent under this document shall be limited to the extent necessary to prevent this Power of Attorney from causing (1) my income to be taxable to my Agent (ii) my assets to be subject to a general power of appointment in my Agent, and (iii) my Agent to have any incidents of ownership with respect to any life insurance policies that I may own on the life of my Agent.

My Agent shall not be liable for any loss that results from a judgment error that was made in good faith. However, my Agent shall be liable for willful misconduct or the failure to act in good faith while acting under the authority of this Power of Attorney.

My Agent shall not be entitled to any compensation, during my lifetime or upon my death, for any services provided as my Agent. My Agent shall not be entitled to reimbursement of expenses incurred in connection with this Power of Attorney.

My Agent shall provide an accounting for all funds handled and all acts performed as my Agent, if I so request or if such a request is made by any authorized personal representative or fiduciary acting on my behalf.

This Power of Attorney shall become effective immediately append signing of this document, and shall continue effective until January 1, 2002; provided, however, that this Power may be revoked by me at any time by Providing written notice to my Agent.

Dated Sept. 14, 1997, at Vineland, New Jersey
      --------------

                         By:      /s/ Alfred Bernadini
                                  --------------------
                                  Dennis Associates

State/Commonwealth of
                      ----------
County/Parish/Borouth of

On this 14 day of Sept., 1997,  the undersigned, a Notary Public for the
        ---------------------
known (or the proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.

                 By:     /s/ Alfred Pellgrini
                         --------------------
                         NOTARY
                 Notary Public of New Jersey
                 My Commission Expires March 26, 2001

                                    EXHIBIT 5
                            SPECIAL POWER OF ATTORNEY

I, Kent L. Webster, a partner in Thompson Associates, residing at 7 Kirkland Ave., West Chester, Pennsylvania 19380, hereby appoint Elbert Basolis Sr. of 2431 Blackwood Dr., Vineland, New Jersey 08630 as my Attorney-in-Fact ("Agent").

My Agent shall have full power and authority to act on my behalf but only to the extent permitted by this Special Power of Attorney. My Agent's power shall include the power to:

         Act on my behalf with respect to the voting power of the Security Investment, Inc. Stock, in connection with the joint filing agreement filed by the Linton Group.

I hereby grant to my Agent the full right, power, and authority to do every act, deed, and thing necessary or advisable to be done regarding the above powers, as fully as I could do if personally present and acting.

Any power or authority granted to my Agent under this document shall be limited to the extent necessary to prevent this Power of Attorney from causing (1) my income to be taxable to my Agent (ii) my assets to be subject to a general power of appointment in my Agent, and (iii) my Agent to have any incidents of ownership with respect to any life insurance policies that I may own on the life of my Agent.

My Agent shall not be liable for any loss that results from a judgment error that was made in good faith. However, my Agent shall be liable for willful misconduct or the failure to act in good faith while acting under the authority of this Power of Attorney.

My Agent shall not be entitled to any compensation, during my lifetime or upon my death, for any services provided as my Agent. My Agent shall not be entitled to reimbursement of expenses incurred in connection with this Power of Attorney.

My Agent shall provide an accounting for all funds handled and all acts performed as my Agent, if I so request or if such a request is made by any authorized personal representative or fiduciary acting on my behalf.

This Power of Attorney shall become effective immediately append signing of this document, and shall continue effective until January 1, 2002; provided, however, that this Power may be revoked by me at any time by Providing written notice to my Agent.

Dated 10/13/1997, at Vineland, New Jersey
      ----------

                         By:      /s/ Kent L. Webster
                                  -------------------
                                  Thompson Associates

State/Commonwealth of NEW JERSEY
                      ----------
County/Parish/Borouth of Salem
                         -----

On this 13th day of October, 1997, the undersigned, a Notary Public for the
        -------------------------
known (or the proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.

                 By:     /s/ Norma L. Maconi
                         -------------------
                         NOTARY
                 Notary Public of New Jersey
                 My Commission Expires Feb. 24, 1999

                                    EXHIBIT 6
                            SPECIAL POWER OF ATTORNEY

I, Kent L. Webster, personally, residing at 7 Kirkland Ave., West Chester, Pennsylvania 19380, hereby appoint Elbert Basolis Sr. of 2431 Blackwood Dr., Vineland, New Jersey 08630 as my Attorney-in-Fact ("Agent").

My Agent shall have full power and authority to act on my behalf but only to the extent permitted by this Special Power of Attorney. My Agent's power shall include the power to:

         Act on my behalf with respect to the voting power of the Security Investment, Inc. Stock, in connection with the joint filing agreement filed by the Linton Group.

I hereby grant to my Agent the full right, power, and authority to do every act, deed, and thing necessary or advisable to be done regarding the above powers, as fully as I could do if personally present and acting.

Any power or authority granted to my Agent under this document shall be limited to the extent necessary to prevent this Power of Attorney from causing (1) my income to be taxable to my Agent (ii) my assets to be subject to a general power of appointment in my Agent, and (iii) my Agent to have any incidents of ownership with respect to any life insurance policies that I may own on the life of my Agent.

My Agent shall not be liable for any loss that results from a judgment error that was made in good faith. However, my Agent shall be liable for willful misconduct or the failure to act in good faith while acting under the authority of this Power of Attorney.

My Agent shall not be entitled to any compensation, during my lifetime or upon my death, for any services provided as my Agent. My Agent shall not be entitled to reimbursement of expenses incurred in connection with this Power of Attorney.

My Agent shall provide an accounting for all funds handled and all acts performed as my Agent, if I so request or if such a request is made by any authorized personal representative or fiduciary acting on my behalf.

This Power of Attorney shall become effective immediately append signing of this document, and shall continue effective until January 1, 2002; provided, however, that this Power may be revoked by me at any time by Providing written notice to my Agent.

Dated 10/13/1997, at Vineland, New Jersey
      ----------

                         By:      /s/ Kent L. Webster
                                  -------------------


State/Commonwealth of NEW JERSEY
                      ----------
County/Parish/Borouth of Salem
                         -----

On this 13th day of October 1997, the undersigned, a Notary Public for the known
        ------------------------
(or the proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.

                 By:     /s/ Norma L. Maconi
                         -------------------
                         NOTARY
                 Notary Public of New Jersey
                 My Commission Expires Feb. 24, 1999

                                    EXHIBIT 7
                            SPECIAL POWER OF ATTORNEY

I, Harry A. Skilton, a partner in Thompson Associates, residing at 12 Queen Ave., Swanwyeh, Dew Castle, Delaware 19720, hereby appoint Elbert Basolis Sr. of 2431 Blackwood Dr., Vineland, New Jersey 08630 as my Attorney-in-Fact ("Agent").

My Agent shall have full power and authority to act on my behalf but only to the extent permitted by this Special Power of Attorney. My Agent's power shall include the power to:

         Act on my behalf with respect to the voting power of the Security Investment, Inc. Stock, in connection with the joint filing agreement filed by the Linton Group.

I hereby grant to my Agent the full right, power, and authority to do every act, deed, and thing necessary or advisable to be done regarding the above powers, as fully as I could do if personally present and acting.

Any power or authority granted to my Agent under this document shall be limited to the extent necessary to prevent this Power of Attorney from causing (1) my income to be taxable to my Agent (ii) my assets to be subject to a general power of appointment in my Agent, and (iii) my Agent to have any incidents of ownership with respect to any life insurance policies that I may own on the life of my Agent.

My Agent shall not be liable for any loss that results from a judgment error that was made in good faith. However, my Agent shall be liable for willful misconduct or the failure to act in good faith while acting under the authority of this Power of Attorney.

My Agent shall not be entitled to any compensation, during my lifetime or upon my death, for any services provided as my Agent. My Agent shall not be entitled to reimbursement of expenses incurred in connection with this Power of Attorney.

My Agent shall provide an accounting for all funds handled and all acts performed as my Agent, if I so request or if such a request is made by any authorized personal representative or fiduciary acting on my behalf.

This Power of Attorney shall become effective immediately append signing of this document, and shall continue effective until January 1, 2002; provided, however, that this Power may be revoked by me at any time by Providing written notice to my Agent.

Dated Oct. 20, 1997, at Vineland, New Jersey
      -------------

                         By:      /s/ Harry A. Skilton
                                  --------------------
                                  Thompson Associates

State/Commonwealth of NEW JERSEY
                      ----------
County/Parish/Borouth of Salem
                         -----

On this 20 day of Oct. 1997, the undersigned, a Notary Public for the known (or
        -------------------
the proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.

                 By:     /s/ Norma L. Maconi
                         -------------------
                         NOTARY
                 Notary Public of New Jersey
                 My Commission Expires Feb. 24, 1999

                                    EXHIBIT 8
                            SPECIAL POWER OF ATTORNEY

I, Harry A. Skilton, personally, residing at 12 Queen Ave., Swanwyeh, Dew Castle, Delaware 19720, hereby appoint Elbert Basolis Sr. of 2431 Blackwood Dr., Vineland, New Jersey 08630 as my Attorney-in-Fact ("Agent").

My Agent shall have full power and authority to act on my behalf but only to the extent permitted by this Special Power of Attorney. My Agent's power shall include the power to:

         Act on my behalf with respect to the voting power of the Security Investment, Inc. Stock, in connection with the joint filing agreement filed by the Linton Group.

I hereby grant to my Agent the full right, power, and authority to do every act, deed, and thing necessary or advisable to be done regarding the above powers, as fully as I could do if personally present and acting.

Any power or authority granted to my Agent under this document shall be limited to the extent necessary to prevent this Power of Attorney from causing (1) my income to be taxable to my Agent (ii) my assets to be subject to a general power of appointment in my Agent, and (iii) my Agent to have any incidents of ownership with respect to any life insurance policies that I may own on the life of my Agent.

My Agent shall not be liable for any loss that results from a judgment error that was made in good faith. However, my Agent shall be liable for willful misconduct or the failure to act in good faith while acting under the authority of this Power of Attorney.

My Agent shall not be entitled to any compensation, during my lifetime or upon my death, for any services provided as my Agent. My Agent shall not be entitled to reimbursement of expenses incurred in connection with this Power of Attorney.

My Agent shall provide an accounting for all funds handled and all acts performed as my Agent, if I so request or if such a request is made by any authorized personal representative or fiduciary acting on my behalf.

This Power of Attorney shall become effective immediately append signing of this document, and shall continue effective until January 1, 2002; provided, however, that this Power may be revoked by me at any time by Providing written notice to my Agent.

Dated Oct 20, 1997, at Vineland, New Jersey
      ------------

                         By:      /s/ Harry A. Skilton
                                  --------------------


State/Commonwealth of NEW JERSEY
                      ----------
County/Parish/Borouth of Salem
                         -----

On this 20 day of Oct. 1997, the undersigned, a Notary Public for the known (or
        --------------
the proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.

                 By:     /s/ Norma L. Maconi
                         -------------------
                         NOTARY
                 Notary Public of New Jersey
                 My Commission Expires Feb. 24, 1999

                                                                   Page 54 of 57
                                    EXHIBIT 9
                            SPECIAL POWER OF ATTORNEY

I, Harry A. Skilton, a partner in Eagle Associates, residing at 12 Queen Ave., Swanyeh, Dew Castle, Delaware 19720, hereby appoint Elbert Basolis Sr. of 2431 Blackwood Dr., Vineland, New Jersey 08630 as my Attorney-in-Fact ("Agent").

My Agent shall have full power and authority to act on my behalf but only to the extent permitted by this Special Power of Attorney. My Agent's power shall include the power to:

         Act on my behalf with respect to the voting power of the Security Investment, Inc. Stock, in connection with the joint filing agreement filed by the Linton Group.

I hereby grant to my Agent the full right, power, and authority to do every act, deed, and thing necessary or advisable to be done regarding the above powers, as fully as I could do if personally present and acting.

Any power or authority granted to my Agent under this document shall be limited to the extent necessary to prevent this Power of Attorney from causing (1) my income to be taxable to my Agent (ii) my assets to be subject to a general power of appointment in my Agent, and (iii) my Agent to have any incidents of ownership with respect to any life insurance policies that I may own on the life of my Agent.

My Agent shall not be liable for any loss that results from a judgment error that was made in good faith. However, my Agent shall be liable for willful misconduct or the failure to act in good faith while acting under the authority of this Power of Attorney.

My Agent shall not be entitled to any compensation, during my lifetime or upon my death, for any services provided as my Agent. My Agent shall not be entitled to reimbursement of expenses incurred in connection with this Power of Attorney.

My Agent shall provide an accounting for all funds handled and all acts performed as my Agent, if I so request or if such a request is made by any authorized personal representative or fiduciary acting on my behalf.

This Power of Attorney shall become effective immediately append signing of this document, and shall continue effective until January 1, 2002; provided, however, that this Power may be revoked by me at any time by Providing written notice to my Agent.

Dated Oct 20, 1997, at Vineland, New Jersey
      ------------

                         By:      /s/ Harry A. Skilton
                                  --------------------
                                  Eagle Associates

State/Commonwealth of NEW JERSEY
                      ----------
County/Parish/Borouth of Salem
                         -----

On this 20 day of Oct 1997, the undersigned, a Notary Public for the known
        -------------
(or the proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.

                 By:     /s/ Norma L. Maconi
                         -------------------
                         NOTARY
                 Notary Public of New Jersey
                 My Commission Expires Feb. 24, 1999

                                                                   Page 55 of 57
                                   EXHIBIT 10
                            SPECIAL POWER OF ATTORNEY

I, Elbert Basolis, Jr., President of Aqua Control Inc., residing at 115 Fawn Drivel, Newfield, New Jersey 08344, hereby appoint Elbert Basolis, Sr. of 2431 Blackwood Dr., Vineland, New Jersey 08630 as my Attorney-in-Fact ("Agent").

My Agent shall have full power and authority to act on my behalf but only to the extent permitted by this Special Power of Attorney. My Agent's power shall include the power to:

         Act on my behalf with respect to the voting power of the Security Investment, Inc. Stock, in connection with the joint filing agreement filed by the Linton Group.

I hereby grant to my Agent the full right, power, and authority to do every act, deed, and thing necessary or advisable to be done regarding the above powers, as fully as I could do if personally present and acting.

Any power or authority granted to my Agent under this document shall be limited to the extent necessary to prevent this Power of Attorney from causing (1) my income to be taxable to my Agent (ii) my assets to be subject to a general power of appointment in my Agent, and (iii) my Agent to have any incidents of ownership with respect to any life insurance policies that I may own on the life of my Agent.

My Agent shall not be liable for any loss that results from a judgment error that was made in good faith. However, my Agent shall be liable for willful misconduct or the failure to act in good faith while acting under the authority of this Power of Attorney.

My Agent shall not be entitled to any compensation, during my lifetime or upon my death, for any services provided as my Agent. My Agent shall not be entitled to reimbursement of expenses incurred in connection with this Power of Attorney.

My Agent shall provide an accounting for all funds handled and all acts performed as my Agent, if I so request or if such a request is made by any authorized personal representative or fiduciary acting on my behalf.

This Power of Attorney shall become effective immediately append signing of this document, and shall continue effective until January 1, 2002; provided, however, that this Power may be revoked by me at any time by Providing written notice to my Agent.

Dated October 13, 1997, at Vineland, New Jersey
      ----------------

                       By:      /s/ Elbert Basolis, Jr.
                                -----------------------
                                Aqua Control Inc.

State/Commonwealth of NEW JERSEY
                      ----------
County/Parish/Borouth of Cumberland
                         ----------

On this 13th day of October 1997, the undersigned, a Notary Public for the known
        ------------------------
(or the proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.

               By:     /s/ Debra Scavelli
                       ------------------
                       NOTARY
               Notary Public of New Jersey
               My Commission Expires 7-1-2001

                                                                   Page 56 of 57
                                   EXHIBIT 11
                            SPECIAL POWER OF ATTORNEY

I, Debra Scavelli, personally, residing at 3043 Dutch Mill Road, Newfield, New Jersey 08344, hereby appoint Elbert Basolis Sr. of 2431 Blackwood Dr., Vineland, New Jersey 08630 as my Attorney-in-Fact ("Agent").

My Agent shall have full power and authority to act on my behalf but only to the extent permitted by this Special Power of Attorney. My Agent's power shall include the power to:

         Act on my behalf with respect to the voting power of the Security Investment, Inc. Stock, in connection with the joint filing agreement filed by the Linton Group.

I hereby grant to my Agent the full right, power, and authority to do every act, deed, and thing necessary or advisable to be done regarding the above powers, as fully as I could do if personally present and acting.

Any power or authority granted to my Agent under this document shall be limited to the extent necessary to prevent this Power of Attorney from causing (1) my income to be taxable to my Agent (ii) my assets to be subject to a general power of appointment in my Agent, and (iii) my Agent to have any incidents of ownership with respect to any life insurance policies that I may own on the life of my Agent.

My Agent shall not be liable for any loss that results from a judgment error that was made in good faith. However, my Agent shall be liable for willful misconduct or the failure to act in good faith while acting under the authority of this Power of Attorney.

My Agent shall not be entitled to any compensation, during my lifetime or upon my death, for any services provided as my Agent. My Agent shall not be entitled to reimbursement of expenses incurred in connection with this Power of Attorney.

My Agent shall provide an accounting for all funds handled and all acts performed as my Agent, if I so request or if such a request is made by any authorized personal representative or fiduciary acting on my behalf.

This Power of Attorney shall become effective immediately append signing of this document, and shall continue effective until January 1, 2002; provided, however, that this Power may be revoked by me at any time by Providing written notice to my Agent.

Dated Nov. 6, 1997, at Vineland, New Jersey
      ------------

                          By:      /s/ Debra Scavelli
                                   ------------------
/s/ Witness 11/6/97

State/Commonwealth of NEW JERSEY
                      ----------
County/Parish/Borouth of

On this ____ appeared before me, the undersigned, a Notary Public for the known (or the proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.

                                        By:
                                            ----------------------------
                                            NOTARY

                                   EXHIBIT 12
                            CONFIDENTIALITY AGREEMENT


                                                     Meeting of October 22, 1997
                                                               817 Landis Avenue
                                                                  Vineland, N.J.

         We all herewith agree that any discussions during the meeting we have on the following issues dealing with the law suit involving Security Savings and the U.S. Government will be held in strict confidence and not be used by any of the parties against the other or anyone else in subsequent litigation, proxy disputes or solicitations or the like.

         Issues:
         -------

         1. Compensation to shareholders, officers, directors, or others who participate in assisting Security's Counsel in the litigation.

         2. The method and amount of funds raised to provide for costs and expenses of litigation and otherwise.

         3. Composition of members of the Board of Directors.

         4. Or any other issues discussed at this meeting.


ATTEST                                      SECURITY INVESTMENTS GROUP, INC.
/s/Richard M. Milstead                      /s/ P. Paul Ricci
----------------------                      -----------------
SECRETARY                                   PRESIDENT

/s/ Salve Maurizio                          /s/ Robert T. Healey
------------------                          --------------------

/s/ Robert Linton                           /s/ Richard Milstead
-----------------                           --------------------

/s/ Charles A. Sabino                       /s/ P. Paul Ricci
---------------------                       -----------------

/s/ Ronald a. Seagraves
-----------------------